Exhibit 99(a)(6)

BANCROFT FUND LTD. ANNOUNCES EXPIRATION OF TENDER OFFER

FOR IMMEDIATE RELEASE Morristown, NJ February 29, 2008 Cusip 059695106	For Information: Joshua P. Lake (973) 631-1177

Morristown, NJ – February 29, 2008, Bancroft Fund Ltd. (the “Fund”) (AMEX: BCV) today announced that its offer to purchase for cash (the “Offer”) up to 758,754 (approximately 12.5%) of its issued and outstanding shares of beneficial interest, par value $.01 per share, expired at 9:30 a.m. Eastern Standard Time on February 29, 2008.

The Fund will announce preliminary information with regard to the approximate number and percentage of shares of beneficial interest that Fund shareholders tendered through the expiration of the Offer, including shares tendered pursuant to terms of the Notices of Guaranteed Delivery, as soon as it is available, probably later today.  Pursuant to the terms of the Offer, the Fund will purchase up to 758,754 shares of beneficial interest which have been validly tendered and not withdrawn at a price equal to 95% of the net asset value per Fund share determined as of 5:00 p.m. Eastern Standard Time on February 29, 2008.  The Fund reserves the right in its sole discretion to accept and pay for tendered shares in excess of 758,754 shares, but if more than 758,754 shares are tendered and the Fund does not elect to take up and pay for all such shares, the tendered shares will be accepted on a pro rata basis.

The Fund will announce next week the final number of shares validly tendered, the number of shares accepted for payment pursuant to the Offer, and the final price to be paid pursuant to the Offer as soon as all such information is available after delivery of all shares pursuant to the Notices of Guaranteed Delivery.

The Fund conducted the Offer pursuant to an Agreement dated January 11, 2008 between the Fund and certain Fund shareholders.  The Fund shareholders had requested that the Fund take action to reduce the trading discount between the price of a Fund share on the American Stock Exchange (the “AMEX”) and the Fund’s net asset value per share.  In the Agreement, the Fund shareholders agreed to tender all of their shares in the Offer, to discontinue their planned proxy contest for two seats on the Fund Board which were filled at the 2008 Annual Meeting of Shareholders held on February 11, 2008 and instead to vote for the two Fund nominees, and to withdraw their shareholder proposal with respect to consideration of a monthly managed distribution policy.  The Agreement also requires that the Fund shareholders sell their Fund shares whenever the price on the AMEX reaches at least 95% of net asset value per share; however, the price has not reached such level since the date of the Agreement.

The Offer was made only by the Offer to Purchase and the related Letter of Transmittal.  Investors may obtain copies of these documents free of charge at the website of the Securities and Exchange Commission (www.sec.gov) or from the Information Agent, The Altman Group, Inc. at (866) 416-0576.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank.  Fund shares involve investment risk, including possible loss of principal.

Bancroft Fund Ltd. operates as a closed-end, diversified management investment company and invests primarily in convertible securities, with the objectives of providing income and the potential for capital appreciation; which objectives the Fund considers to be relatively equal, over the long-term, due to the nature of the securities in which it invests.  Fund shares are traded on the American Stock Exchange under the ticker symbol BCV.

For further information, please contact:
Gary I. Levine
Executive Vice President, Chief Financial Officer, and Secretary
(973) 631-1177
info@bancroftfund.com
www.bancroftfund.com

2